Exhibit 99.1

Notifiable trading

Primary insiders in Statoil ASA (OSE: STL, NYSE: STO) have on 19 May 2017 acquired shares in Statoil ASA at an average price per share of NOK 152.84 in connection with the company’s long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary; ranging from 20-30 per cent depending on the individual`s position. On behalf of the participant, the company acquires shares to the net annual amount. The grant is subject to a three-year lock-in period.

Number of acquired shares on behalf of the primary insiders, and their new total shareholding after the acquisition, is listed in the table below. The trade has been made through DNB Markets.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Bacher, Lars Christian	Executive vice president	1,311		22,485		22,485
Dodson, Timothy	Executive vice president	1,377		32,438		32,438
Gjærum, Reidar	Senior vice president	779		30,175	427	30,602
Hegge, Hans Jakob	Chief Financial Officer	1,185		27,229	3,551	30,780
Hovden, Magne	Senior vice president	757		16,937		16,937
Klouman, Hans Henrik	General counsel	1,407		32,160	1,160	33,320
Nilsson, Jannicke	Chief Operating Officer	1,145		21,016	16,478	37,494
Nylund, Arne Sigve	Executive vice president	1,429		12,892		12,892
Reitan, Torgrim	Executive vice president	1,448		33,429	1,574	35,003
Rummelhoff, Irene	Executive vice president	1,022		23,265	407	23,672
Skeie, Svein	Senior vice president	650		21,624	5,512	27,136
Sætre, Eldar	President and Chief Executive Officer	3,779		53,688		53,688
Økland, Jens	Executive vice president	1,170		16,092		16,092
Øvrum, Margareth	Executive vice president	1,545		46,136	7,065	53,201